UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Britton & Koontz Capital Corporation

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(Name of Issuer)

Common Stock, $2.50 Par Value

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(Title of Class of Securities)

111091104

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(CUSIP Number)

December 31, 2011

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111091104

13G/A

1	NAMES OF REPORTING PERSONS: Bazile R. Lanneau, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) X
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 53,468 shares of Common Stock
	6	SHARED VOTING POWER: 72,281 shares of Common Stock
	7	SOLE DISPOSITIVE POWERS: 53,468 shares of Common Stock
	8	SHARED DISPOSITIVE POWER: 72,281 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 125,749 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1(a).

Name of Issuer:

Britton & Koontz Capital Corporation

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Item 1(b).

Address of Issuer's Principal Executive Offices:

500 Main St.

Natchez, MS 39120

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Item 2(a).

Name of Person Filing:

Bazile R. Lanneau, Jr.

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Item 2(b).

Address of Principal Business Office, or if None, Residence:

423 Main St., Natchez, MS 39120

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Item 2(c).

Citizenship:

Mr. Lanneau is a United States Citizen

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Item 2(d).

Title of Class of Securities:

Common Stock, $2.50 Par Value

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Item 2(e).

CUSIP Number:

111091104

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Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

125,749

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(b)

Percent of class:

5.9% of Common Stock  (Based on Form 10-Q dated November 14, 2011, the Issuer had 2,138,466 shares of Common Stock issued and outstanding at November 1, 2011.)

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(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

53,468

(ii)

Shared power to vote or to direct the vote

72,281

(iii)

Sole power to dispose or to direct the disposition of

53,468

(iv)

Shared power to dispose or to direct the disposition of

72,281

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Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

This Item 5 is not applicable.

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Item 6.

Ownership of More Than Five Percent on Behalf of Another Person.

34,382 of the shares described on this Schedule 13G are held by a trust for which Mr. Lanneau is a co-trustee.  34,446 of the shares described on this Schedule 13G are directly held by Mr. Lanneau’s wife.  3,453 of the shares described on this Schedule 13G are held in a joint account of Mr. Lanneau and his wife.

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Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

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Item 8.

Identification and Classification of Members of the Group.

This Item 8 is not applicable.

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Item 9.

Notice of Dissolution of Group.

This Item 9 is not applicable.

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Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2012

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(Date)

Bazile R. Lanneau, Jr.

__/s/ Bazile R. Lanneau, Jr._____________________

Signature